U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 19, 2022

VIA EDGAR TRANSMISSION

Ms. Alison T. White
United States Securities and Exchange Commission
Division of Investment Management
Disclosure Review & Accounting Office
100 F Street, NE
Washington, DC 20549

RE:    Series Portfolios Trust (the “Trust”)
    Securities Act Registration No: 333-206240
    Investment Company Act Registration No: 811-23084
    Oakhurst Strategic Defined Risk Fund (S000054556)

Dear Ms. White:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Oakhurst Strategic Defined Risk Fund (the “Fund”), is a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), in response to your oral comments as of June 29, 2022, regarding the preliminary proxy statement filed by the Trust, on behalf of the Fund, on June 28, 2022.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response. Capitalized terms not otherwise defined herein have the same meaning as set forth in the Definitive Proxy Statement.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: In the event that you decide to make changes to the location, method and/or timing of the meeting, please review the suggestions contained in “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns.”

Response: The Trust responds by acknowledging that if it decides to change the location, method, and/or timing of the meeting, it will review the suggestions contained in “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns.”

2.Staff Comment: In the event that the meeting is held by means of remote communication, please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Fund’s governing documents. In your response, please include a citation to specific language in such documents.

Response: The Trust responds by noting that it intends to hold the shareholder meeting in person, and confirms that, if the shareholder meeting is to be held by means of remote communication, it will do so consistent with both applicable state law and the Fund’s governing documents. The Trust has reviewed the Staff guidance, applicable state law and the Trust’s governing documents, and has determined that holding a shareholder meeting by remote communication would be permissible thereunder. The Trust refers the Staff to Section 3806(f) of the Delaware Statutory Trust Act, which provides, in relevant part that shareholder meetings may be held by means of remote communication unless otherwise provided in the Trust’s governing documents. The Trust notes that, while the Trust’s governing documents do not specifically address virtual shareholder meetings, they authorize the Trust’s Board of Trustees to determine the place at which a meeting of shareholder will be held, and do not prohibit holding a shareholder meeting by remote communication. The Trust specifically refers the Staff to Article V, Section 1 of the Trust’s Amended and Restated By-Laws, which permits meetings of shareholders to be held “at any place designated by the Board of Trustees”, and to Article V, Section 2 of the Trust’s Amended and Restated Declaration of Trust, which permits meetings of shareholders to be held “at any place designated by the Trustees.”

3.Staff Comment: In the event that the meeting is held by means of remote communication, please advise whether you contemplate any intentional changes to the meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person?

Response: The Trust anticipates that the shareholder meeting will be held in person. In the event the shareholder meeting is held by means of remote communication, the Trust does not contemplate any intentional changes to the meeting experience for a shareholder attending remotely. The Trust intends that remotely attending shareholders will still be able to ask questions and participate in the virtual meeting as they would in-person.

4.Staff Comment: In the event that the meeting is held by means of remote communication, please consider providing a technical assistance phone number for investors to use if they experience ‘day of’ problems logging on, hearing, or being heard, at the meeting.

Response: Comment acknowledged. The Trust anticipates that the shareholder meeting will be held in person. In the event the shareholder meeting is held by means of remote communication, the Trust will consider providing shareholders with a technical assistance phone number.

Questions and Answers

5.Staff Comment: In the response to “What are the reasons for the proposed change in investment adviser to the Fund?”, please supplementally explain the material terms of the Charlesbank strategic partnership and how it relates to the Transition.

Response: The Trust responds by supplementally stating that Lido made an internal restructuring commitment with the strategic partnership it entered into with Charlesbank, which closed on June 15, 2021. Under the terms of the agreement between Charlesbank and Lido, Charlesbank provided capital financing to Lido. As part of the strategic partnership, Lido and Charlesbank have determined it is appropriate to consolidate the investment advisory functions of its affiliates, including Oakhurst Advisors, LLC (the investment adviser to the Fund), under the Lido entity.

6.Staff Comment: In the response to “How will my approval of the New Advisory Agreement affect the management and operation of the Fund?”, please disclose, if true, that the Board anticipates that the quality of services to be provided by Lido under the New Advisory Agreement will be comparable to those provided by Oakhurst under the Current Advisory Agreement.

Response: The Trust confirms that it anticipates the quality of services provided by Lido to be comparable to those provided by Oakhurst under the current advisory agreement. The Trust refers the Staff to the following existing disclosure under the “Board Approval and Recommendation” section of the Proxy Statement: “The Board considered representations from Lido that it did not expect the Transition to materially impact the nature, extent or quality of the advisory services currently provided to the Fund, and that the portfolio managers for the Fund, Mr. Garden and Mr. Ozur, would not change in connection with the Transition.” Notwithstanding the foregoing, the Trust has added the following disclosure in the section referenced in the Staff’s comment:

“Based on representations from Lido, the Trustees anticipate that the quality of services to be provided by Lido under the New Advisory Agreement will be comparable to those provided by Oakhurst under the Current Advisory Agreement.”

7.Staff Comment: Please confirm whether the expenses for the proxy will be paid by Lido or Oakhurst, and include consistent disclosure throughout the Proxy Statement.

Response: The Trust responds by stating that the expenses incurred in connection with preparing the proxy statement and its enclosures and related legal and solicitation expenses will be paid by Lido, and the Trust will make conforming changes to each applicable section of the Proxy Statement.

8.Staff Comment: Under “Description of Proposal 1,” if the Fund plans to rely on Section 15(f) of the Investment Company Act in connection with the Transition, please add disclosure to this effect and applicable representations. If the Fund does not plan to rely on Section 15(f), please explain why you do not think that Section 15(f) applies.

Response: Section 15(f) of the 1940 Act provides a non-exclusive safe harbor where an investment adviser receives any amount or benefit “in connection with the sale of securities of, or sale of any other interest in, such investment adviser which results in an assignment of an investment advisory contract with [a fund].” The Trust submits that neither Oakhurst nor Lido will receive any amount or benefit in connection with a sale of securities of, or a sale of any other interest in, Oakhurst that would result in an assignment of the investment advisory agreement between Oakhurst and the Trust, on behalf of the Fund. As a result, the Trust believes Section 15(f) is not applicable to the Transition, and the Trust is not making any disclosure changes in response to this comment.

9.Staff Comment: Under “Voting Information,” given the non-routine nature of the proposal, it is unclear why where would be “broker non-votes” (see New York Stock Exchange (NYSE) Rule 452). Please advise or revise.

Response: The Trust responds by supplementally stating that the information with respect to broker non-votes is included in the Proxy Statement in response to Item 21 of Schedule 14A, which requires that the Fund disclose the method by which broker non-votes will be counted. However, the Trust further responds by modifying the applicable disclosure as follows (changes shown in underline and strikethrough):

“Quorum

In order for a vote on the Proposal to occur at the Special Meeting, there must exist a quorum of shareholders of the Fund. With respect to the Fund, the presence at the Special Meeting, in person or by proxy, of shareholders representing one-third of the Fund’s shares outstanding and entitled to vote as of the Record Date constitutes a quorum for the Special Meeting. For purposes of determining the presence of a quorum, abstentions ~~and broker “non-votes”~~ will be counted as present.

In the event the necessary quorum to transact business or the vote required to approve the Proposal is not obtained at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes to approve the Proposal are not received, the persons named as proxies may propose one or more adjournments of the Special Meeting with respect to the Proposal in accordance with applicable law to permit further solicitation of proxies. Any such adjournment will require the vote of a majority of the Fund’s shares represented at the Special Meeting in person or by proxy. The persons named as proxies will vote for or against any adjournment in their discretion. Abstentions ~~and “broker non-votes”~~ will not be counted for or against such proposal to adjourn. Any adjourned session of the Special Meeting may be held within a reasonable time without further notice, provided that further notice shall be given if a new record date is fixed or the adjourned session is more than ninety (90) dates from the date of the Special Meeting (in which case the Board shall set a new record date).

Vote Required to Pass the Proposal

As provided under the 1940 Act, approval of the Proposal will require the vote of a majority of the outstanding voting securities of the Fund. In accordance with the 1940 Act, a “majority of the outstanding voting securities” of the Fund means the lesser of (a) 67% or more of the shares of the Fund present at a shareholder meeting if the owners of more than 50% of the shares of the Fund then outstanding are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund entitled to vote at the meeting. Abstentions ~~and broker “non-votes”~~ will have the effect of a “no” vote for purposes of obtaining the requisite approval of the proposal.

Broker Non-Votes

Broker “non-votes” occur when a nominee holding shares for a beneficial owner does not vote on a proposal because the nominee does not have discretionary voting powers with respect to that proposal and has not received instructions from the beneficial owner. Ordinarily, broker non-votes, if any, would be counted as shares present and entitled to vote for purposes of determining whether a quorum is present, but would not be counted as a vote in favor of the Proposal. However, pursuant to certain rules promulgated by the New York Stock Exchange LLC that govern the voting by such broker-dealers, a broker-dealer holding shares of record for a beneficial owner may not exercise discretionary voting power with respect to certain non-routine matters, including the approval of a new investment advisory agreement as contemplated by the Proposal. Because the Proposal is considered non-routine and is the only proposal expected to be voted on at the Meeting, the Trust does not expect to receive any broker non-votes in connection with this solicitation. Accordingly, the Trust expects that broker non-votes will have no impact on establishing quorum or the votes cast for or against the Proposal.”

Proxy Card

10.Staff Comment: Please bold the following language in the proxy card: “When properly executed, this proxy will be voted as indicated or ‘FOR’ the proposal if no choice is indicated.”

Response: The Trust responds by making the requested revision.

* * * * * * * *

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ Ryan L. Roell
Ryan L. Roell
President and Principal Executive Officer
Series Portfolios Trust